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                                                            Filed by Enron Corp.
                                Pursuant to Rule 425 under the Securities Act of
                                   1933 and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                    Subject Company: Enron Corp.
                                               Commission File Number: 001-13159


In connection with the proposed transactions, Dynegy and Enron will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Dynegy and Enron, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Dynegy Inc., 1000 Louisiana, Suite 5800, Houston, TX 77002, Phone: (713) 507-6466, Fax: (713) 767-6652; or
Investor Relations, Enron Corp., Enron Building, 1400 Smith Street, Houston, TX 77002, Phone: (713) 853-3956, Fax: (713) 646-3302.

In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of Dynegy and Enron shareholders in connection with the proposed transactions, and any description of their direct or indirect interests, by security holdings or otherwise, are available in an SEC filing under Schedule 14A made by each of Dynegy and Enron.

On November 25, 2001, the following Q&A was added to the Enron intranet site available to Enron employees.


STOCK

I WAS HIRED ON IN 1994 AND I AM 100% VESTED ON THE OPTIONS I RECEIVED AT THAT TIME. WITH THE MERGER, WILL I BE 100% VESTED IN THE DYNEGY SHARES I RECEIVE?

Yes. The merger does not affect vesting provisions in your stock option agreement.

AM I NOW 100% VESTED IN ALL STOCK OPTIONS?

Options will continue to vest according to the schedule previously determined in each separate award agreement pursuant to the terms and conditions of the applicable Enron Corp. Stock Plan, which governs all such matters.
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IN THE STOCK FOR STOCK EXCHANGE, WILL THE .2685 EXCHANGE RATIO ALSO APPLY TO
ENRON SUBSIDIARY STOCK, SUCH AS ENRON OIL AND GAS?

The merger ratio outlined in the merger agreement between Enron Corp. and Dynegy only applies to shares of Enron Corp. While Enron Oil & Gas is an independent company (EOG Resources) and no longer a subsidiary of Enron, employees' stock in traded subsidiaries like Northern Border or EOTT, where Enron holds a minority stake, are not impacted by the merger.

WHAT HAPPENS IF ENRON GOES ABOVE $10.41?

The stock price can go above $10.41 without affecting the merger ratio.

WILL ENRON STOCK TRADE AS NORMAL?

Yes, between now and closing Enron stock will continue to trade as normal. Once the merger is complete, the combined companies will become Dynegy and be traded under the ticker symbol DYN.

WHAT IS THE DEFINITION OF "OPTION STRIKE PRICE"?

An "option strike price" is the price at which the participant may purchase shares of Enron Corp. stock assuming other provisions and terms of the award agreement are met. If you received options at a strike price of $15, and the stock increased to $20, upon vesting you could essentially purchase the shares at $15 and resell them at $20 earning a profit of $5 per share. If the price of the stock fell below $15, your options would be considered "under water" or "out of the money."

IN A BUSINESS DEAL EBS WAS BROUGHT INTO ENRON AS A CORE BUSINESS. AS A PART OF THAT TRANSACTION, SOME PEOPLE RECEIVED STOCK OPTIONS, WHAT IS TO BECOME OF THOSE OPTIONS NOW?

Those stock options will be treated like all other Enron stock options.